DISCOUNT PRINT USA INC.

2801 S Valley View Blvd.

STE 7-1

Las Vegas, NV 89102

JANUARY 20, 2023

VIA EDGAR

Attorney Patrick Fullem

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Re: Discount Print USA, Inc.

Form 1-A: Request for Qualification

File No. 024-12115

Dear Mr. Fullem:

Discount Print USA, Inc. (the “Company”) hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Tuesday, January 24, 2023, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Ronald Miller
Ronald Miller
Chief Executive Officer